Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
************************

The following is a copy of the press release issued by Frontline on February 28, 2017 reporting financial results for the fourth quarter and year ended December 31, 2016.

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2016

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three months and year ended December 31, 2016:

Highlights

•	Achieved net income attributable to the Company of $18.3 million, or $0.12 per share, for the fourth quarter of 2016 and $117.0 million, or $0.75 per share, for the year ended December 31, 2016.
•
Achieved net income attributable to the Company adjusted for certain non-cash items of $34.5 million, or $0.22 per share, for the fourth quarter of 2016 and $188.9 million, or $1.20 per share, for the year ended December 31, 2016.

•	Announces a cash dividend of $0.15 per share for the fourth quarter of 2016.
•	Completed a public offering generating gross proceeds of $100.0 million in December 2016.
•	Frontline, together with its affiliates, acquired approximately 16.4% of the outstanding common stock in DHT Holdings, Inc. (NYSE: DHT).
•	In January, Frontline approached DHT with a proposal for a possible business combination whereby the Company would acquire DHT in a stock-for-stock transaction, which was declined by DHT's Board.
•	In February, Frontline presented an improved and final offer of 0.80 Frontline shares per DHT share, which was declined by DHT's Board.
•	Agreed with Ship Finance to terminate the long term charter for the 1998 built VLCC Front Century upon the sale and delivery of the vessel to a third party.
•	Acquired two VLCC resales delivering Sep and Oct 2017 from DSME, Korea at $77.5 million net per vessel.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"The improvement in crude tanker rates in the fourth quarter was attributable to seasonality as we approached winter in the Northern Hemisphere as well as a strong increase in OPEC volumes ahead of the implementation of production cuts. We remain of the opinion that 2017 will see pressure on freight rates as further newbuildings are delivered. As DHT's largest shareholder we are surprised that DHT's Board has declined our repeated attempts to discuss a business combination that we believe is clearly in the best interest of all shareholders. We continuously evaluate various ways to expand our fleet and are pleased to have acquired two VLCC resales at historically low prices without adding to the size of the global fleet. We continue to maintain our leading position in the tanker market, supported by our very low cash breakeven rates, large commercial scale and consistent access to capital. These are clear differentiators that the market has consistently ascribed value to."

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"Frontline's newbuilding program as of December 31, 2016 is fully financed. The Company has already initiated dialogues with banks to finance our two newly acquired resale VLCCs and are confident that we will be able to secure financing at attractive terms."

The average daily time charter equivalents ("TCE") earned by Frontline in the fourth quarter and year ended December 31, 2016 are shown below:

($ per day)	Spot and time charter			Spot			Spot Guidance	% covered	Estimated average daily BE rate
	Q4 2016	Q3 2016	YTD 2016	Q4 2016	Q3 2016	YTD 2016	Q1 2017		2017
VLCC	32 900	27 900	43 200	32 200	26 900	43 100	38 000	74%	22 300
SMAX	23 500	21 200	26 400	21 700	19 200	24 800	23 000	71%	17 300
LR2	22 700	23 800	23 800	18 800	20 600	20 800	19 000	60%	15 500

The Fleet

As of December 31, 2016, the Company's fleet consisted of 72 vessels, including newbuildings, with an aggregate capacity of approximately 14 million dwt. The Company's fleet consists of:

(i)	28 vessels owned by the Company (seven VLCCs, 10 Suezmax tankers, 11 LR2 tankers);
(ii)	13 vessels that are under capital leases (11 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers), which will be redelivered during the first quarter of 2017;
(v)	two VLCCs where the cost/revenue is split 50/50 with a third party;
(vi)	three MR product tankers that are chartered-in on short term time charters with a remaining duration of less than two months;
(vii)	five vessels that are under the Company's commercial management (two Suezmax tankers and three Aframax oil tankers); and
(viii)	16 newbuildings, comprised of three VLCCs, six Suezmax tankers and seven LR2 tankers.

As of December 31, 2016, the Company had entered into the following time charter-out contracts for 11 vessels:

(i)	one Suezmax built 2009 at a rate of $27,500 per day, expiry Q2 2017;
(ii)	one Suezmax built 2010 at $33,500 per day, expiry Q1 2017;
(iii)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018;
(iv)	one Suezmax tanker with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked;
(v)	one VLCC built 2001 at $46,750 per day, expiry Q1 2017;
(vi)	one VLCC built 2009 at $28,750 per day, expiry Q2 2017 and
(vii)	one VLCC built 2004 at $28,000 per day, expiry Q3 2017.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998 built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance has simultaneously sold the vessel to an unrelated third party. The Company expects the vessel to cease operating as a conventional tanker, and the charter with Ship Finance is expected to terminate in the first quarter of 2017. The Company has recognized an impairment loss of $27.3 million in the fourth quarter and expects to record a gain on the termination of the long term charter with Ship Finance of $20.3 million in the first quarter of 2017.

Newbuilding Program

In October 2016, the Company entered into an agreement with STX Offshore & Shipbuilding Co. Ltd. ("STX") to terminate the contracts for four VLCC newbuildings. The contracted price of these vessels was $364.3 million, of which the Company had paid installments of $45.5 million. Following the contract terminations, the Company was released of any and all obligations relating to the contracts and was refunded all installment payments made to STX, less a $0.5 million cancellation fee per vessel. The Company recorded a loss of $2.7 million relating to the contract terminations in the third quarter.

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven LR2 tankers. As of December 31, 2016, total instalments of $284.4 million had been paid and the remaining commitments amounted to $684.1 million all of which are payable in 2017. All newbuildings are expected to be delivered in 2017.

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2 newbuildings Front Antares and Front Vega. In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess.

In February 2017, the Company acquired two VLCC resales under construction at Daewoo Shipbuilding & Marine Engineering ("DSME") at a net purchase price of $77.5 million each. The vessels are due for delivery in September and October 2017.

Financing Update

In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts.

In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.

Frontline has committed bank financing to partially finance all of the Company's 16 newbuilding contracts as of December 31, 2016. Frontline has initiated a dialogue with banks to finance the two DSME Newbuildings and is confident that it will secure financing at favorable terms.

Corporate Update

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share ("the Offering") generating gross proceeds of $100.0 million.

In January 2017, Frontline approached DHT Holdings, Inc. (NYSE: DHT) with a non-binding proposal for a possible business combination where Frontline would acquire all outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 Frontline shares for each DHT share. The proposal was declined by DHT's Board.  Frontline, together with its affiliates, also acquired 15,356,009 shares of DHT, representing approximately 16.4% of DHT's outstanding common stock based upon 93,366,062 shares of common stock outstanding. In February 2017, Frontline presented an improved and final offer of 0.80 Frontline shares per DHT share, which was also declined by DHT's Board.

The Company announces a cash dividend for the fourth quarter of 2016 of $0.15 per share versus an earnings per share of $0.12 and an adjusted earnings for certain non-cash items of $0.22 per share. In total for 2016 the adjusted earnings per share is $1.20 versus a dividend of 0.85 per share, reserving a total of $0.35 per share of the earnings for growth.

The record date for the dividend is March 13, 2017. The ex-dividend date is March 9, 2017 for shares listed on the New York Stock Exchange and March 10, 2017 for shares listed on the Oslo Stock Exchange, respectively and the dividend will be paid on or about March 23, 2017.

169,809,324 ordinary shares were outstanding as of December 31, 2016, and the weighted average number of shares outstanding for the quarter was 158,720,909.

Fourth Quarter and Full Year 2016 Results

The Company generated net income attributable to the Company of $18.3 million, or $0.12 per share in the fourth quarter compared with net income attributable to the Company of $5.5 million, or $0.03 per share, in the previous quarter. Net income attributable to the Company adjusted for certain non-cash items was $34.5 million, or $0.22 per share, for the fourth quarter of 2016. These non-cash items consisted of a vessel impairment loss of $27.3 million relating to the 1998 built VLCC Front Century (the lease with Ship Finance for this vessel is expected to terminate in the first quarter of 2017 at which time a lease termination gain of $20.3 million will be recorded), a provision for uncollectible receivables of $4.0 million and a gain on derivatives of $15.1 million. Net income attributable to the Company in the third quarter included a vessel impairment loss of $8.9 million, a loss on cancellation and sale of newbuildings of $2.7 million, an impairment loss on shares of $0.3 million and a gain on derivatives of $0.9 million.

Total ship operating expenses of $26.8 million in the fourth quarter were $4.0 million lower than the previous quarter primarily due to delivery of six MR tankers to the buyer in the third and fourth quarters.

Contingent rental income in the fourth quarter relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share in the fourth quarter of $6.8 million was $7.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The Company generated net income attributable to the Company of $117.0 million, or $0.75 per share in the year ended December 31, 2016 compared with net income attributable to the Company of $154.6 million, or $1.29 per share, in the year ended December 31, 2015. Net income attributable to the Company adjusted for certain non-cash items was $188.9 million, or $1.20 per share, for the year ended December 31, 2016. These non-cash items were a loss on the cancellation and sale of newbuildings and vessels of $2.7 million, a vessel impairment loss of $61.7 million, an impairment loss on shares of $7.2 million, a provision for uncollectible receivables of $4.0 million and a gain on derivatives of $3.7 million. Net income attributable to the Company in the year ended December 31, 2016 reflects the combined results of Frontline and Frontline 2012 while net income attributable to the Company in the year ended December 31, 2015 relate to Frontline 2012 only for the eleven months ended November 30, 2015 and the combined results of Frontline and Frontline 2012 for December 2015.

As of February 2017, the Company estimates that the average daily cash breakeven rates for the remainder of 2017 will be approximately $22,300, $17,300 and $15,500 for its owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively.  The Company believes these rates are highly competitive.

A reconciliation of net income attributable to the Company to net income attributable to the Company adjusted for certain non-cash items for the fourth quarter of 2016 and the year ended December 31, 2016 is as follows:

(in millions of $)	Q4 2016	Full year 2016
Net income attributable to the Company	18.3	117.0
Add back:
Loss on the cancellation and sale of newbuildings and vessels	-	2.7
Vessel impairment loss	27.3	61.7
Impairment loss on shares	-	7.2
Provision for uncollectible receivables	4.0	4.0

Less:
Gain on derivatives	(15.1)	(3.7)
Net income attributable to the Company adjusted for certain non-cash items	34.5	188.9
(in thousands)
Weighted average number of ordinary shares	158,721	156,973

(in $)
Basic earnings per share adjusted for certain non-cash charges	0.22	1.20

The calculation of net income attributable to the Company adjusted for certain non-cash items per share in each period has been calculated using the same number of shares as used in the GAAP earnings per share calculations.

This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Strategy and Market Outlook
While capacity additions to the global tanker fleet are expected to put pressure on rates over the next 12 months, the Company maintains a positive long term outlook on the tanker market.
The Company believes that the market will begin to tighten in 2018 as the delivery of newbuilding vessels abates and vessels are retired from the global fleet. We expect vessel scrapping to begin to pick up as we progress through 2017, particularly in light of the implementation of the ballast water treatment convention later this year. Some vessels may also be dry docked ahead of the implementation date of the convention in order to defer the cost of compliance.  This may have the effect of temporarily removing supply from the market.

Importantly, demand for crude oil continues to increase, and the US Energy Information Agency has forecasted average demand growth of approximately 1.57mb/day per year through 2018.  Should the OPEC and non-OPEC production caps remain in force, we expect trade routes to continue to trend towards long haul voyages from the Atlantic basin to Asia.  Any such scenario will develop over time, and we are cautious in the near term. All factors considered the Company believes the tanker market will begin to balance as vessels are absorbed into the global fleet and older vessels retire from trading. In the meantime, the Company expects that periods of market weakness will inevitably create attractive opportunities to acquire assets at historically low prices.
During 2016 we have experienced a sharp decline in asset values and the board believes there are several attractive growth opportunities in today's markets. These opportunities include buying vessels on the water, newbuild/resales as well as buying shares and companies. During 2016 the Company significantly strengthened its investment capacity, including raising $100 million in equity and selling its fleet of six MR product tankers. In addition the board has used its discretion to reserve a portion of the adjusted earnings per share for growth.
The Company believes it is in a unique position to further grow its operating fleet and continue to generate substantial returns to its shareholders in a strong tanker market and healthy returns in a more muted market. The Company has a long track record of doing so, and it seeks to carry on that tradition as it increases its leadership role in the market.
Conference Call and Webcast
On February 28, 2017 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
International Dial-In/UK Local	+44(0)20 3427 1907
Norway	+47 2350 0486
UK Toll Free	0800 279 5736
USA Toll Free	1877 280 2342
USA Local	+1718 354 1152
Conference ID	9703851

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

International Dial-In/UK Local	+44 (0)20 3427 0598
UK Toll Free	0800 358 7735
Norway Dial-In	+47 2100 0498
USA Toll Free	1866 932 5017
USA Local	+1 347 366 9565
Replay Access Number	9703851

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 27, 2016

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Oct-Dec	2016 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2016 Jan-Dec	2015 Jan-Dec
154,023	178,290	Total operating revenues	754,306	458,934

12,493	(12)	(Loss) gain on cancellation and sale of newbuilding contracts and vessels	(2,683)	108,923

30,461	50,143	Voyage expenses and commission	161,641	109,706
-	(7,201)	Contingent rental income	(18,621)	-
17,858	26,759	Ship operating expenses	119,515	64,357
13,046	16,453	Charter hire expenses	67,846	43,387
-	27,274	Impairment loss on vessels and vessels under capital lease	61,692	-
-	4,000	Provision for uncollectible receivable	4,000	-
5,246	8,726	Administrative expenses	37,026	10,582
23,157	34,290	Depreciation	141,043	52,607
89,768	160,444	Total operating expenses	574,142	280,639
76,748	17,834	Net operating income	177,481	287,218
34	108	Interest income	367	47
(8,307)	(14,197)	Interest expense	(56,687)	(17,621)
-	-	Share in results of associated companies	-	2,727
(9,369)	-	Impairment loss on shares	(7,233)	(10,507)
161	(143)	Foreign currency exchange gain (loss)	9	134
(814)	15,082	Gain (loss) on derivatives	3,718	(6,782)
316	(52)	Other non-operating items	204	320
58,769	18,632	Net income before income taxes and non-controlling interest	117,859	255,536
(150)	(168)	Income tax expense	(345)	(150)
58,619	18,464	Net income from continuing operations	117,514	255,386
-	-	Net loss from discontinued operations	-	(131,006)
58,619	18,464	Net income	117,514	124,380
(61)	(144)	Net (income) loss attributable to non-controlling interest	(504)	30,244
58,558	18,320	Net income attributable to the Company	117,010	154,624

0.45	0.12	Basic earnings per share attributable to the Company from continuing operations ($)	0.75	2.13
-	-	Basic loss per share attributable to the Company from discontinued operations ($)	-	(0.84)
0.45	0.12	Basic earnings per share attributable to the Company ($)	0.75	1.29

2015 Oct-Dec	2016 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2016 Jan-Dec	2015 Jan-Dec

58,619	18,464	Net income	117,514	124,380
(5,588)	1,144	Unrealized (loss) gain from marketable securities	(5,425)	(9,582)
9,369	-	Unrealized loss from marketable securities reclassified to statement of operations	7,233	9,369
(170)	(230)	Foreign exchange loss	(686)	(170)
3,611	914	Other comprehensive income (loss)	1,122	(383)
62,230	19,378	Comprehensive income	118,636	123,997

61	144	Comprehensive income (loss) attributable to non-controlling interest	504	(30,244)
62,169	9,234	Comprehensive income attributable to the Company	118,132	154,241
62,230	19,378	Comprehensive income	118,636	123,997

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2016	Dec 31 2015
ASSETS
Short term
Cash and cash equivalents	202,402	264,524
Restricted cash	677	368
Marketable securities	8,428	13,853
Other current assets	172,119	188,720
Long term
Newbuildings	308,324	266,233
Vessels and equipment, net	1,477,395	1,189,198
Vessels under capital lease, net	536,433	694,226
Investment in finance lease	30,908	40,656
Goodwill	225,273	225,273
Other long-term assets	4,358	417
Total assets	2,966,317	2,883,468

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	67,365	57,575
Current portion of obligations under capital lease	56,505	89,798
Other current liabilities	58,879	94,664
Long term liabilities
Long term debt	914,592	745,695
Obligations under capital lease	366,095	446,553
Other long-term liabilities	3,112	2,840
Commitments and contingencies
Equity
Frontline Ltd. equity	1,499,601	1,446,282
Non-controlling interest	168	61
Total equity	1,499,769	1,446,343
Total liabilities and equity	2,966,317	2,883,468

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Oct-Dec	2016 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2016 Jan-Dec	2015 Jan-Dec
		OPERATING ACTIVITIES
58,619	18,464	Net income	117,514	124,380
-	-	Net loss from discontinued operations	-	131,006
58,619	18,464	Net income from continuing operations	117,514	255,386
		Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
24,209	34,720	Depreciation and amortization of deferred charges	143,070	54,524
(12,493)	12	Loss (gain) on cancellation and sale of newbuilding contracts and vessels	2,683	(108,923)
-	-	Share of results from associated companies	-	(2,727)
(1,295)	-	Amortization of time charter contract value	(6,799)	816
-	(7,201)	Contingent rental income	(18,621)	-
-	27,274	Impairment loss on vessels and vessels under capital lease	61,692	-
-	4,000	Provision for uncollectible receivables	4,000	-
9,369	-	Impairment loss on shares	7,233	10,507
63	(15,385)	Mark to market (gain) loss on derivatives	(8,017)	3,618
-	-	Dividends received from Avance Gas	-	4,101
545	443	Other, net	(1,232)	1,015
8,031	(28,656)	Change in operating assets and liabilities	(15,508)	(4,561)
-	-	Cash used in operating activities of discontinued operations	-	(6,410)
87,048	33,671	Net cash provided by operating activities	286,015	207,346

		INVESTING ACTIVITIES
11,883	43,497	Refund of newbuilding installments and interest	43,497	58,793
(102,927)	(77,943)	Additions to newbuildings, vessels and equipment	(622,460)	(786,772)
3,588	1,978	Change in restricted cash	(309)	35,713
-	2,396	Finance lease payments received	9,333	-
57,888	29,888	Proceeds from sale of vessels and equipment	173,187	456,366
87,443	-	Cash acquired on reverse business acquisition	-	87,443
-	-	Cash used in investing activities of discontinued operations	-	(310,822)
57,875	(184)	Net cash (used in) provided by investing activities	(396,752)	(459,279)

		FINANCING ACTIVITIES
-	98,200	Net proceeds from issuance of shares	98,200	-
500,100	6,248	Proceeds from long-term debt	362,248	659,700
(390,080)	(39,813)	Repayment of long-term debt	(176,065)	(427,338)
(112,687)	-	Repayment of related party loan note	-	(112,687)
(5,491)	(3,367)	Repayment of capital leases	(61,677)	(5,491)
-	(942)	Debt fees paid	(9,523)	(485)
3,266	-	Lease termination receipt	-	3,266
(39,214)	(15,560)	Dividends paid	(164,551)	(39,228)
-	-	Payment of fractional shares on reverse share split	(17)	-
-	-	Cash provided by financing activities of discontinued operations	-	141,775
(44,106)	44,766	Net cash provided by (used in) financing activities	48,615	219,512

100,817	78,253	Net change in cash and cash equivalents	(62,122)	(32,421)
-	-	Net change in cash balances included in held for distribution	-	61,144
163,707	124,149	Cash and cash equivalents at start of period	264,524	235,801
264,524	202,402	Cash and cash equivalents at end of period	202,402	264,524

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2016 Jan-Dec	2015 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	781,937,649	635,205,000
Treasury shares cancelled	-	(17,319,898)
Cancellation of shares held by the Company prior to the Merger	-	(34,323,000)
Effect of reverse business acquisition	-	198,375,547
Effect of reverse share split	(625,551,143)	-
Shares issued	13,422,818	-
Balance at end of period	169,809,324	781,937,649

SHARE CAPITAL
Balance at beginning of period	781,938	635,205
Treasury shares cancelled	-	(17,320)
Cancellation of shares held by the Company prior to the Merger	-	(34,323)
Effect of reverse business acquisition	-	198,376
Effect of reverse share split	(625,551)	-
Shares issued	13,422	-
Balance at end of period	169,809	781,938

TREASURY SHARES
Balance at beginning of period	-	(50,397)
Shares cancelled	-	50,397
Balance at end of period	-	-

ADDITIONAL PAID IN CAPITAL
Balance at end of period	109,386	382,373
Gain attributable to change in non-controlling ownership	-	27,485
Stock dividends	-	(187,784)
Effect of reverse business acquisition	-	361,441
Transfer to contributed surplus	-	(474,129)
Stock compensation expense	1,418	-
Payment for fractional shares on reverse share split	(17)	-
Shares issued	84,517	-
Balance at end of period	195,304	109,386

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	474,129	-
Transfer from additional paid in capital	-	474,129
Effect of reverse share split	625,551	-
Balance at beginning and end of period	1,099,680	474,129

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	(383)	-
Other comprehensive income (loss)	1,122	(383)
Balance at end of period	739	(383)

RETAINED EARNINGS
Balance at beginning of period	81,212	156,399
Net income attributable to the Company	117,010	154,624
Cash dividends	(164,153)	(39,228)
Stock dividends	-	(190,583)
Balance at end of period	34,069	81,212

EQUITY ATTRIBUTABLE TO THE COMPANY	1,499,601	1,446,282

NON-CONTROLLING INTEREST
Balance at beginning of period	61	323,770
Impact of sale of shares in subsidiary	-	(27,485)
Net income (loss) attributable to non-controlling interest	504	(30,244)
Dividend paid to non-controlling interest	(397)	-
Impact of de-consolidation	-	(265,980)
Balance at end of period	168	61
TOTAL EQUITY	1,499,769	1,446,343

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 21, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015 except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

3.	EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2016 Jan-Dec	2015 Jan-Dec

Net income from continuing operations after non-controlling interest	117,010	255,325
Net loss from discontinued operations after non-controlling interest	-	(100,701)
Net income attributable to the Company	117,010	154,624

(in thousands)
Weighted average number of ordinary shares	156,973	120,082

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016.

4.	IMPAIRMENT LOSS ON VESSELS AND VESSELS UNDER CAPITAL LEASE

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of the vessels were delivered by the Company during August and September 2016 and the final vessel was delivered in November. The Company recorded an impairment loss in the three months ended June 30, 2016 of $18.2 million in respect of these vessels.

In the three months ended September 30, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. The charter is due to terminate in March 2017. The Company has agreed to a compensation payment to Ship Finance of $4.0 million for the termination of the charter and recorded an impairment loss of $27.3 million in the three months ended December 31, 2016. The Company expects to record a gain on the termination of the long term lease with Ship Finance of $20.3 million in the first quarter of 2017.

5.	IMPAIRMENT LOSS ON MARKETABLE SECURITIES

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares in the period that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

An impairment loss of $4.6 million was recorded in the three months ended June 30, 2016 and an impairment loss of $0.3 million was recorded in the three months ended September 30, 2016 in respect of the mark to market losses on the Avance Gas shares that were determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

6.	NEWBUILDINGS

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of the LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The VLCC newbuilding, Front Duke, was delivered to the Company in September 2016 and the second vessel, Front Duchess, was delivered in February 2017.

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company.

In September 2016, the Suezmax newbuilding, Front Crown, and the LR2 newbuilding, Front Altair, were delivered to the Company.

7.	DEBT

The Company drew down $192.4 million in the year ended December 31, 2016 from its $466.5 million term loan facility in connection with six LR2 tanker newbuildings, which were delivered in the year.

In June 2016, the Company signed a senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd., the Company's largest shareholder. The loan will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029 and has an amortization profile of 18 years. It will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The Company drew down $109.0 million in the year ended December 31, 2016 from this facility in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year.

In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021 and has an amortization profile of 17 years. It will be used to partially finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The Company drew down $54.6 million in the year ended December 31, 2016 from this facility in connection with the VLCC newbuilding that was delivered in the year.

In December 2016, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts.

The Company has recorded debt issuance costs (i.e. deferred charges) of $10.7 million at December 31, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis to all prior periods presented.

8.	SHARE CAPITAL

As at December 31, 2015, the authorized share capital of the Company was $1,000,000,000 divided into 1,000,000,000 shares of a par value of $1.00 each, of which 781,937,649 shares had been issued and fully paid. A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse share split of the Company's ordinary shares and to reduce the Company's authorized share capital to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split.

On December 16, 2016, the Company completed an offering of 13,422,818 new ordinary shares at $7.45 per share ("the Offering"), generating gross proceeds of $100.0 million.

The Company had an issued share capital at December 31, 2016 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2015: $156,386,506 divided into 156,386,506 ordinary shares, taking into account the 1-for-5 reverse share split that was effected in February 2016).

9.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased 13 of its vessels from Ship Finance at December 31, 2016 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the year ended December 31, 2016 was $50.9 million, which was $18.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. Frontline agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century upon the sale and delivery of the vessel to a third party. Ship Finance simultaneously sold the vessel to an unrelated third party. The Company expects the vessel to cease operating as a conventional tanker and the charter with Ship Finance will terminate in the first quarter of 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4.0 million for the termination of the charter. Following this termination, the number of vessels on charter from Ship Finance will be reduced to 12 vessels, including 10 VLCCs and two Suezmax tankers.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company's newbuilding program comprised three VLCCs, six Suezmax tankers and seven LR2 tanker newbuildings. As of December 31, 2016, total instalments of $284.4 million had been paid and the remaining commitments amounted to $684.1 million all of which are payable in 2017. All newbuildings are expected to be delivered in 2017.

11.	SUBSEQUENT EVENTS

In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2 newbuildings Front Antares and Front Vega.

In January 2017, Frontline approached DHT Holdings, Inc. (NYSE: DHT) with a non-binding proposal for a possible business combination where Frontline would acquire all outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 Frontline shares for each DHT share. The proposal was declined by DHT's Board. Frontline, together with its affiliates, also acquired 15,356,009 shares of DHT, representing approximately 16.4% of DHT's outstanding common stock based upon 93,366,062 shares of common stock outstanding.  In February 2017, Frontline presented an improved and final offer of 0.80 Frontline shares per DHT share, which was also declined by DHT's Board.

In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess.

In February 2017, the Company announced a cash dividend of $0.15 per share for the fourth quarter of 2016.

In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.

In February 2017, the Company acquired two VLCC resales under construction at DSME at a net purchase price of $77.5 million each. The vessels are due for delivery in September and October 2017.